Exhibit 22
List of Guarantors and Subsidiary Issuers of Guaranteed Securities

Acuity Brands Lighting, Inc., a Delaware corporation, is the issuer of the 2.150% Notes due 2030, that are fully and unconditionally guaranteed by Acuity Brands, Inc. (the “Company”) and the following subsidiary of the Company.

Subsidiary Name	State or Country of Incorporation or Formation
ABL IP Holding LLC	Georgia